SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Claude Resources Inc.

(Translation of registrant’s name into English)

200, 224 – 4th Ave. S. Saskatoon, SK. S7K 5M5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
EXHIBIT INDEX
Q3 Report Nine Months Ended Sept 30, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Enter Company Name, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 20, , 2002 Claude Resources Inc.

By:
/s/ Val Michasiw
Val Michasiw
Secretary Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1	Third Quarter Report for the Nine Months Ended September 30, 2002